

03051151

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SEC FILE NUMBER
8 – 65361

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
JUN 13 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2002** AND ENDING **DECEMBER 31, 2002**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

DIRECT ACCESS PARTNERS, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

C/o CHANCELLOR CONSULTING, 14 WALL STREET – 30TH FLOOR

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN PFEFFER **(212) 267 - 6011**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**



PROCESSED
AUG 20 2003
THOMSON
FINANCIAL

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, *BRIAN I. PFEFFER,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *DIRECT ACCESS PARTNERS LLC,* as of *DECEMBER 31, 2002*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~NONE~~

Headwaters capital, a customer of Direct Access Partners LLC, is a 10% owner of Direct Access Group LLC. which owns 100% of Direct Access Partners LLC.

X ____________________
Signature

COO, CCO
Title

X ____________________
Notary Public

Frances Bisogno
Notary Public State of NY
4512729 Cerf. in NY County
Commission Expires 6/30/03

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION: ____*DIRECT ACCESS PARTNERS, LLC*____________

ADDRESS: *C/O CHANCELLOR CONSULTANTS, 14 WALL STREET, NEW YORK, NY 10005*___

DATE: __________________________**DECEMBER 31, 2002**______________________

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED members or allied members of ***DIRECT ACCESS PARTNERS, LLC,*** have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **DECEMBER 31, 2002** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.



I, ***BRIAN I. PFEFFER,*** swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***DIRECT ACESS PARTNERS, LLC,*** as of ***DECEMBER 31, 2002***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

Headwaters Capital 10% owner of Direct Access Group LLC which is a 100% owner of Direct Access Partners.

~~No Exceptions~~ Headwaters Capital is a customer of Direct Access Partners

----



(Signature)

COO/CCO

(Title)



(Notary Public)

Frances Bisogno
Notary Public State of NY
4512729 Cerf. in NY County
Commission Expires 6/30/03

DIRECT ACCESS PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

DIRECT ACCESS PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 247,013
Due form clearing broker	240,088
Commissions receivable	554,834
Prepaid expense	130,083
Total assets	$1,172,018

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 100,885
Total liabilities	100,885
Commitments and Contingencies (Notes 3, 4 and 6)	
Liabilities subordinated to the claims of general creditors	
Pursuant to subordinated loan agreement (Note 5)	1,100,000
Capital (deficit) (Note 7)	(28,867)
Total liabilities and capital	$1,172,018

The accompanying notes are an integral part of this statement.

DIRECT ACCESS PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD AUGUST 2, 2002 (DATE OF INCEPTION)
TO DECEMBER 31, 2002

Note 1 - Nature of Business

Direct Access Partners, LLC, a limited liability company (The "Company") is a New York State corporation formed in 2002, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange and the American Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents.

d) ***Equipment***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - Uninsured Cash Balances

At December 31, 2002, the Company's cash balances at commercial banks exceeded federal depository insurance coverage by $271,381.

Note 4 - Commitments

Seat Lease
The Company leases four seats on the New York Stock Exchange and one seat on the American Stock Exchange. The first New York Stock Exchange lease expires in March 2003, and calls for monthly payments of $27,500. The second lease expires in August 2003, and calls for monthly payments of $27,083. The third expires in September 2003, with monthly payments of $28,000 and the fourth expires in December 2003, with monthly payments of $27,500. The Company's lease on the American Stock Exchange was to originally expire in November 2003, and called for payments of $1,400 per month. The lease was terminated in January 2003, when the employee utilizing the seat ended his employment with the Company.

Office Space
The Company rents office space on a month-to-month basis. The monthly rent is $1,600.

Note 5 - Liabilities Subordinated to the Claims of General Creditors

The subordinated borrowings due to the owner of the Company are covered by agreements approved by the New York Stock Exchange, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The borrowings, under subordination agreements, as of December 31, 2001, are as follows:

Subordinated loan; due October 18, 2005 (5% interest)	$1,100,000
	$1,100,000

In 2002, $11,458 of interest on these borrowings was accrued to the owner of the Company

Note 6 - Financial Instruments With Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

Note 6 - Financial Instruments With Off-Balance Sheet Credit Risk (continued)

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800%. At December 31, 2002, the Company had net capital of $710,854, which was $589,847 in excess of its required net capital of $121,007. The Company's net capital ratio was 136.18%.

A copy of the Firm's statement of Financial Condition as of December 31, 2002, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Direct Access Partners, LLC
c/o Chancellor Consultants
14 Wall Street
New York, NY 10005

We have audited the accompanying statement of financial condition of Direct Access Partners, LLC as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Direct Access Partners, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 25, 2003